UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 333-159793-01

TELESAT CANADA

(Translation of registrant’s name into English)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

On April 27, 2021, Telesat Canada (“Telesat”) issued a news release, attached hereto as Exhibit 99.1, announcing the completion of its offering of senior secured notes due 2026, as outlined below.

Indenture and 5.625% Senior Secured Notes due 2026

On April 27, 2021 (the “Closing Date”), Telesat, as issuer, and Telesat LLC, as co-issuer (“Telesat LLC” and, together with Telesat, the “Co-Issuers”), issued $500 million in aggregate principal amount of 5.625% Senior Secured Notes due 2026 (the “Senior Secured Notes”) pursuant to an indenture dated April 27, 2021 (the “Senior Secured Notes Indenture”), by and among the Co-Issuers, certain subsidiaries of Telesat, as guarantors, The Bank of New York Mellon, as trustee and as a notes collateral agent and the other notes collateral agents party thereto (collectively, the “Offering”).

The Senior Secured Notes are senior secured obligations of the Co-Issuers and will mature on December 6, 2026. The Senior Secured Notes bear interest at 5.625% per annum from the issue date, payable on June 1 and December 1 of each year, commencing on December 1, 2021, to holders of record on the immediately preceding May 15 or November 15, as the case may be.

On and after December 6, 2023 the Co-Issuers may redeem the Senior Secured Notes, in whole or in part, upon not less than 15 nor more than 60 days’ prior notice at the following redemption prices (expressed as percentages of principal amount of the Senior Secured Notes to be redeemed), plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date), if redeemed during the twelve-month period beginning on December 6 of each of the years set forth below:

Year	Percentage
2023	102.8125%
2024	101.4063%
2025 and thereafter	100.000%

In addition, prior to December 6, 2023, the Co-Issuers may redeem up to 40% of the aggregate principal amount of Senior Secured Notes (including any additional Senior Secured Notes issued after the Closing Date) issued under the Senior Secured Notes Indenture at a redemption price equal to 105.625% of the aggregate principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date), with the net cash proceeds of one or more equity offerings of Telesat or any direct or indirect parent of Telesat to the extent such net cash proceeds are contributed to Telesat; provided that at least 50% of the aggregate principal amount of the Senior Secured Notes originally issued under the Senior Secured Notes Indenture remains outstanding immediately after the occurrence of each such redemption; provided, further, that such redemption occurs within 180 days after the date of the closing of such equity offering.

At any time prior to December 6, 2023, the Co-Issuers may redeem the Senior Secured Notes, in whole or in part, upon not less than 15 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of the Senior Secured Notes redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date and a make-whole premium (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date).

All obligations under the Senior Secured Notes are guaranteed by each of Telesat’s subsidiaries that guarantee the Senior Secured Credit Facilities and the 4.875% Senior Secured Notes (each as defined below), on an equal and ratable basis.

The Senior Secured Notes are the Co-Issuers’ senior secured obligations, secured (subject to certain agreed security principles, permitted liens and certain other exceptions) by a first-priority lien on the collateral (the “Collateral”) that secures the Co-Issuers’ obligations under Telesat’s existing revolving credit facility and term loan B facility (together, the “Senior Secured Credit Facilities”) and the Co-Issuers’ 4.875% Senior Secured Notes issued December 6, 2019 (the “4.875% Senior Secured Notes”) pursuant to certain security documentation entered into by the Co-Issuers, the other Guarantors and the collateral agents, as applicable, on or prior to the Closing Date (or, in certain cases, to be entered into after the Closing Date).

The Senior Secured Notes rank equally in right of payment with all of the Co-Issuers’ existing and future unsubordinated indebtedness and will rank senior in right of payment to the Co-Issuers’ future debt that by its terms is subordinated to the Senior Secured Notes. The Senior Secured Notes are effectively equal in priority with the Co-Issuers’ existing and future indebtedness secured by a first priority lien on the Collateral, including the Senior Secured Credit Facilities and the 4.875% Senior Secured Notes, and effectively senior to the Co-Issuers’ existing and future indebtedness that is unsecured, including the 6.5% Senior Notes issued October 11, 2019 (the “Unsecured Notes”), or that is secured by a junior lien, in each case to the extent of the value of the Collateral. The Senior Secured Notes are fully and unconditionally guaranteed on a secured basis by each existing and future restricted subsidiary of Telesat (other than Telesat LLC) that guarantees the obligations or is a borrower or co-borrower under the Senior Secured Credit Facilities or under certain publicly or privately issued debt securities issued by Telesat or any restricted subsidiary. The guarantees will rank equally in right of payment with all of the guarantors’ existing and future unsubordinated indebtedness, will rank senior in right of payment to the guarantors’ future debt that is by its terms subordinated to these guarantees. The guarantees are effectively equal in priority with the guarantors’ existing and future indebtedness secured by a first priority lien on the Collateral and effectively senior to their existing and future indebtedness that is unsecured, including the Unsecured Notes, or that is secured by a junior lien, in each case to the extent of the value of the Collateral. To the extent any guarantor is released from its obligations under the Senior Secured Credit Facilities, the 4.875% Senior Secured Notes and certain other publicly or privately issued debt securities, such guarantor will also be released from its obligations under the Senior Secured Notes. The Senior Secured Notes and related guarantees are structurally subordinated to all liabilities of any existing and future subsidiaries of Telesat that do not guarantee the Senior Secured Notes. The Senior Secured Notes and related guarantees are effectively subordinated to all indebtedness of the Co-Issuers and the guarantors, respectively, that is secured by liens on assets that do not constitute part of the Collateral to the extent of the value of such asset securing such indebtedness.

If certain change of control events occur and, as a result, Telesat’s total net leverage ratio exceeds 4.50 to 1.00, the Co-Issuers will be required to make an offer to repurchase all of the Senior Secured Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and certain additional amounts, if any, to, but excluding, the date of repurchase, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the date of repurchase.

The Senior Secured Notes Indenture contains a number of restrictive covenants, including those relating to the following:

(1)	Limitations on Incurrence of Indebtedness;

(2)	Limitations on Restricted Payments;

(3)	Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;

(4)	Asset Sales;

(5)	Limitations on Transactions with Affiliates;

(6)	Limitations on Liens;

(7)	Reports and Other Information;

(8)	Maintenance of Insurance;

(9)	Limitation on Activities of the Co-Issuer; and

(10)	Mergers, Consolidations, Amalgamations and Transfers of All or Substantially All Assets.

Upon the occurrence of certain events of default specified in the Senior Secured Notes Indenture, the principal of, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Secured Notes may become due and payable.

The foregoing description of the Senior Secured Notes Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Senior Secured Notes Indenture, attached hereto as Exhibit 4.1 and incorporated herein by reference.

Telesat will use the net proceeds from the Offering to fund additional investment into one or more unrestricted subsidiaries for the development of Telesat Lightspeed, Telesat’s Low Earth Orbit (LEO) satellite network, for the payment of fees and expenses related to the Offering, and if the funding needs of Telesat Lightspeed are less than currently anticipated, for general corporate purposes.

Exhibit Index

The following information is furnished to the U.S. Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
4.1	Indenture, dated April 27, 2021, with respect to Telesat Canada’s 5.625% Senior Secured Notes due 2026, among Telesat Canada and Telesat LLC, as co-issuers, the guarantors party thereto and The Bank of New York Mellon, as Trustee and as a Notes Collateral Agent and the other Notes Collateral Agents party thereto

99.1	News release dated April 27, 2021 “Telesat Announces Closing of Its Secured Notes Offering – Proceeds to be Invested in Telesat Lightspeed”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2021	TELESAT CANADA
	By:	/s/ Christopher S. DiFrancesco
Name: Christopher S. DiFrancesco Title: Vice President, General Counsel and Secretary